FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

04030904

FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

With Compliments Fosters Brewing

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

28 May, 2004

Anthony Davie Appointed Managing Director of BBWE Trade Asia Pacific

Foster's Group Limited (Foster's) today announced the appointment of Mr Anthony Davie as Managing Director, Beringer Blass Wine Estates (BBWE), Trade Asia Pacific.

Mr Davie takes over the role from Mr Jamie Odell who was appointed to the newly created role of Chief Operating Officer, Global Trade for BBWE in January, 2004.

In his new role, Mr Davie will be responsible for managing BBWE's Trade Asia Pacific business, reporting to Mr Odell. This will involve developing and implementing sales and marketing plans to ensure continued delivery of industry leading results for Asia Pacific and leading the Asia Pacific Trade management team. Mr Davie will also become a member of BBWE's Global Trade Management Group.

Mr Davie brings to the role 18 years experience across a range of sales, marketing and general management roles. He joined Foster's in 1998 as General Manager, Australasia for Cellarmaster Wines. In 2001, he was appointed to the role of Director Europe Wine Clubs, where he oversaw a restructure of that business and a turnaround in performance.

In 2003, Mr Davie was promoted to the role of Director of UK, Ireland and Europe Marketing for BBWE with responsibility for the UK and Irish wine markets. In this role, he also oversaw marketing across the Europe, Middle East and Africa (EMEA) region.

Prior to joining Foster's, Mr Davie held a number of progressively senior roles with Kellogg's Australia, culminating in his appointment as Director, Business Development. Prior to that, Mr Davie was employed by Unilever in a range of sales and marketing roles.

Commenting on the appointment, BBWE's Chief Operating Officer Global Trade, Mr Jamie Odell said, "I am delighted to welcome Anthony to the Asia Pacific Trade business. His knowledge of wine and wine markets, extensive general management experience and background in fast moving consumer goods makes him ideally qualified to lead the Asia Pacific Trade business forward."

Mr Davie will commence in his new role on 1 July, 2004.

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For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261

Investor Relations
Robert Porter
Tel: +613 9633 2560